UNITED STATES
                   SECURITIES AND EXCHANGE COMMISSION
                         WASHINGTON, D.C. 20549

                              SCHEDULE 13G

                Under the Securities Exchange Act of 1934


                 IOWA-ILLINOIS GAS AND ELECTRIC COMPANY
                            (Name of Issuer)


                     $5.25 Series Preference Shares
                     (Title of Class of Securities)


                                462470881
                             (CUSIP Number)

Check the following box if a fee is being paid with the statement *****
                                                                  * X *
                                                                  *****
(A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class. (See Rule 13d-7.)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 462470881             13G                 Page 2 of 4 Pages
*********************************************************************
*     1 NAME OF REPORTING PERSON                                    *
*       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON           *
*       Humana Inc. shares held through subsidiaries.               *
*       (See Note 1)                                                *
*       61-0647538                                                  *
*___________________________________________________________________*
      1 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           *
*                                               (a)   #####         *
*                                                     #   #         *
*                                                     #####         *
*                                                                   *
*                                               (b)   #####.        *
*                                                     #   #         *
*                                                     #####         *
*___________________________________________________________________*
*     3 SEC USE ONLY                                                *
*                                                                   *
*___________________________________________________________________*
*     4 CITIZENSHIP OR PLACE OF ORGANIZATION                        *
*                                                                   *
*       Delaware                                                    *
*___________________________________________________________________*
*                                                                   *
************** 5        SOLE VOTING POWER                           *
*            *          42,250 (See Note 1)                         *
*            *______________________________________________________*
* Number of  *                                                      *
*   Shares   * 6        SHARED VOTING POWER                         *
*Beneficially*          N/A                                         *
*  Owned by  *______________________________________________________*
*   Each     *                                                      *
* Reporting  * 7        SOLE DISPOSITIVE POWER                      *
*  Person    *          42,250 (See Note 1)                         *
*   with     *______________________________________________________*
*            *                                                      *
*            * 8        SHARED DISPOSITIVE POWER                    *
*            *          N/A                                         *
**************______________________________________________________*
*   9  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON *
*                                                                   *
*                       42,250  (See Note 1)                        *
*___________________________________________________________________*
*  10 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9 EXCLUDES          *
*     CERTAIN SHARES                                        #####   *
*     N/A                                                   #   #   *
*                                                           #####   *
*___________________________________________________________________*
*                                                                   *
*  11 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)             *
*     6.05% (See Note 1)                                            *
*___________________________________________________________________*
*  12 TYPE OF REPORTING PERSON                                      *
*                                                                   *
*       CO                                                          *
*********************************************************************

CUSIP No. 462470881                              Page 3 of 4 pages

ITEM 1(a)   Name of Issuer:
                  Iowa-Illinois Gas and Electric Company

ITEM 1(b)   Address of Issuer's Principal Executive Offices
                  206 East Second Street
                  Davenport, Iowa 52801

ITEM 2(a)   Name of Person Filing:
                  Humana Inc. on behalf of its subsidiaries.
                  (See Note 1)

ITEM 2(b)   Address of Principal Business Office or, if none, residence:
                  500 West Main Street
                  Louisville, Kentucky 40202

ITEM 2(c)   Citizenship:
                  Delaware

ITEM 2(d)   Title of Class of Securities:
                  $5.25 Series Preference Shares

ITEM 2(e)   Cusip Number:
                  462470881

ITEM 3 If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b), check whether the person filing is a:
      (a)   ( )   Broker or Dealer registered under Section 15 of the Act.
      (b)   ( )   Bank as defined in Section 3(a)(6) of the Act.
      (c)   (x)   Insurance Company as defined in Section 3(a)(19) of the
                  Act. (See Note 2)
      (d)   ( )   Investment Company registered under Section 8 of the
                  Investment Company Act.
      (e)   ( )   Investment Adviser registered under Section 203 of the
                  Investment Advisers Act of 1940.
      (f)   ( )   Employee Benefit Plan, Pension Fund which is subject to
                  provisions of the Employee Retirement Income Security
                  Act of 1974 or Endowment Fund; see subsection 240.13d-
                  a(b)(1)(ii)(F).
      (g)   ( )   Parent Holding Company in accordance with subsection 240.13d-
                  1(b)(ii)(G).
      (h)   ( )   Group, in accordance with subsection 240.13d-a(b)(1)(ii)(H).

ITEM 4  Ownership:

      (a)   Amount Beneficially owned:
                  42,250 (See Note 1)
      (b)   Percent of Class:
                  6.05% (See Note 1)
      (c)   Number of shares as to which such person has:

        (  i)     Sole power to vote or to direct the vote:  42,250
        ( ii)     Shared power to vote or to direct the vote:  N/A
        (iii)     Sole power to dispose or to direct the disposition of:
                  42,250
        ( iv)     Shared power to dispose or to direct the disposition of:
                  N/A

CUSIP No. 462470881                               Page 4 of 4 Pages


ITEM 5 Ownership of Five Percent or Less of a Class: If this statement is being filed to report that as of the date hereof, the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ( ).

      Note 1
          Humana Medical Plan, Inc.                  (1)     32,250
          Humana Health Plan of Texas, Inc.          (1)     10,000
                                                               42,250(2)

      (1) Subsidiary of Humana Inc.
      (2) Percentage of ownership based on 698,288 shares of the Preferred Stock Classes and Preference Stock Class outstanding at 12/31/93.

     Note 2
          Humana Medical Plan, Inc. and Humana Health Plan of Texas, Inc. are health maintenance organizations licensed and regulated by departments of insurance of their respective states. Their investment guidelines must comply with certain state departments' of insurance regulations.


ITEM 6  Ownership of More than Five Percent on Behalf of Another Person.
                  N/A

ITEM 7 Identification and Classification of the subsidiary which acquired the security being reported on by the Parent Holding Company:
                  N/A

ITEM 8  Identification and Classification of Members of the Group.
                  N/A

ITEM 9  Notice of Dissolution of Group
                  N/A

ITEM 10 By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

                            SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 1, 1994
                                          HUMANA INC.
                                          By:


                                          Walter E. Neely
                                          Vice President, General Counsel
                                          and Secretary